Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

Entourage Mining’s Doran “N” Zone Channel Sample Assays 0.76%
U3O8 (15.1Lb/Short Ton) at Surface

Vancouver, British Columbia-September 5, 2006- Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB: ETGMF) is pleased to announce that further to the Company’s news release dated August 30, 2006, channel sample “N-4”, previously announced as having attained the upper detection limit of 4.7 lb/short ton U3O8 by chemical analysis (ICP-MS), has now been analyzed by fire assay (ICP-ES).

Sample “N-4”, measuring 1.5 meters (4.92 ft.) in width and weighing 3.35 kilograms (7.39 lb.) was cut, by rock saw, to a depth of approximately 9 centimeters (4 inches) at surface, where the inferior half portion (lower 4.5 cm) has been sampled from the newly discovered N anomaly. This anomaly is situated in the northeast section (see a map: http://www.entouragemining.com/s/Projects.asp) of the Doran property in Basse Côte-Nord, Quebec, Canada.

Sample “N-4” assayed at 0.76% U3O8 (15.1 lb/short ton) and is the highest grade received to date from the Doran property. The “N” Anomaly, one of sixteen discovered on the Doran, is the first priority drill target scheduled to start by mid-late September 2006. U3O8 currently trades at USD $48.75/Lb.

The Doran property is situated in Basse Côte-Nord of Quebec, just north of the St. Lawrence Seaway and is serviced by provincial highway 138 with hydroelectric facilities close by.

Michel Proulx, P.Geo. M. Sc. a “Qualified Person” as that term is defined in National Instrument 43-101 has reviewed the contents of the news release.

On behalf of the Board
Entourage Mining Ltd.

Gregory F Kennedy
President

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com